Check out the speakers Milton Maluhy CEO Gabriel Moura CFO Renato Lulia Head of Corporate Strategy, IR and Corporate Development Gustavo Rodrigues IRO We will present our 1Q26 results in an interactive meeting, with a Q&A session at the end. 1Q26 Results Results will be published on the investor relations website on May 5th, after trading hours. Follow Itaú Unibanco's latest news on our Investor Relations website. You are receiving this email because you are registered to receive information. To ensure you receive this newsletter in the future, please add noreply@mziq.com to your list of approved senders.  Do not want to receive e-mails of this type anymore? Click here to unsubscribe.